UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  9)1

Quantum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

747906501

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		939,872
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

939,872
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

939,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		534,661
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

534,661
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

534,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		119,844
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

119,844
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		97,846
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

97,846
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		97,846
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

97,846
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		97,846
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

97,846
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		939,872
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

939,872
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

939,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		939,872
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

939,872
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

939,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		939,872
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

939,872
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

939,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		17,195*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		939,872
PERSON WITH	9	SOLE DISPOSITIVE POWER

17,195*
	10	SHARED DISPOSITIVE POWER

939,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

957,067*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

IN

* Represents restricted stock units that have vested that were granted to Mr. Smith on 09/01/13 and 10/01/14 as compensation for his service on the Board of Directors of the Issuer.

11

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		939,872
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

939,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

939,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 747906501

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		939,872
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

939,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

939,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 747906501

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein.  The aggregate purchase price of the 534,661 Shares beneficially owned by Starboard V&O Fund is approximately $5,366,216, excluding brokerage commissions.  The aggregate purchase price of the 119,844 Shares beneficially owned by Starboard S LLC is approximately $1,221,762, excluding brokerage commissions.   The aggregate purchase price of the 97,846 Shares beneficially owned by Starboard C LP is approximately $954,981, excluding brokerage commissions.  The aggregate purchase price of the 187,521 Shares held in the Starboard Value LP Account is approximately $1,911,866, excluding brokerage commissions.

The 17,195 Shares beneficially owned by Mr. Smith represent restricted stock units (“RSUs”) that have vested, which were granted to Mr. Smith as compensation for his service on the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 34,673,884 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017.

A.	Starboard V&O Fund
(a)	As of the close of business on November 15, 2017, Starboard V&O Fund beneficially owned 534,661 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 534,661
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 534,661
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the Notes having matured (as defined and described in Item 6 below), Starboard V&O Fund has not transacted in the Shares during the past sixty days.
B.	Starboard S LLC
(a)	As of the close of business on November 15, 2017, Starboard S LLC beneficially owned 119,844 Shares.

Percentage: Less than 1%

14

CUSIP NO. 747906501

(b)	1. Sole power to vote or direct vote: 119,844
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 119,844
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the Notes having matured (as defined and described in Item 6 below), Starboard S LLC has not transacted in the Shares during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on November 15, 2017, Starboard C LP beneficially owned 97,846 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 97,846
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 97,846
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the Notes having matured (as defined and described in Item 6 below), Starboard C LP has not transacted in the Shares during the past sixty days.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 97,846 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 97,846
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 97,846
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. Other than the Notes having matured (as defined and described in Item 6 below), Starboard C LP has not transacted in the Shares during the past sixty days.

E.       Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 97,846 shares owned by Starboard C LP.

Percentage: Less than 1%

15

CUSIP NO. 747906501

(b)	1. Sole power to vote or direct vote: 97,846
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 97,846
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. Other than the Notes having matured (as defined and described in Item 6 below), Starboard C LP has not transacted in the Shares during the past sixty days.

F.	Starboard Value LP
(a)	As of the close of business on November 15, 2017, 187,521 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 534,661 Shares owned by Starboard V&O Fund, (ii) 119,844 Shares owned by Starboard S LLC, (iii) 97,846 Shares owned by Starboard C LP and (iv) 187,521 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 939,872
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 939,872
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the Notes having matured (as defined and described in Item 6 below), Starboard Value LP through the Starboard Value LP Account and each of Starboard V&O Fund, Starboard S LLC and Starboard C LP have not transacted in the Shares during the past sixty days.
G.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 534,661 Shares owned by Starboard V&O Fund, (ii) 119,844 Shares owned by Starboard S LLC, (iii) 97,846 Shares owned by Starboard C LP and (iv) 187,521 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 939,872
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 939,872
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. Other than the Notes having matured (as defined and described in Item 6 below), each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Value LP through the Starboard Value LP Account have not transacted in the Shares during the past sixty days.
16

CUSIP NO. 747906501

H.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 534,661 Shares owned by Starboard V&O Fund, (ii) 119,844 Shares owned by Starboard S LLC, (iii) 97,846 Shares owned by Starboard C LP and (iv) 187,521 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 939,872
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 939,872
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. Other than the Notes having matured (as defined and described in Item 6 below), each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Value LP through the Starboard Value LP Account have not transacted in the Shares during the past sixty days.
I.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 534,661 Shares owned by Starboard V&O Fund, (ii) 119,844 Shares owned by Starboard S LLC, (iii) 97,846 Shares owned by Starboard C LP and (iv) 187,521 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 939,872
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 939,872
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. Other than the Notes having matured (as defined and described in Item 6 below), each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Value LP through the Starboard Value LP Account have not transacted in the Shares during the past sixty days.
J.	Messrs. Mitchell and Feld
(a)	Each of Messrs. Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 534,661 Shares owned by Starboard V&O Fund, (ii) 119,844 Shares owned by Starboard S LLC, (iii) 97,846 Shares owned by Starboard C LP and (iv) 187,521 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.7%

17

CUSIP NO. 747906501

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 939,872
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 939,872

(c)	None of Messrs. Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. Other than the Notes having matured (as defined and described in Item 6 below), each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Value LP through the Starboard Value LP Account have not transacted in the Shares during the past sixty days.
K.	Mr. Smith*
(a)	As of the close of business on November 15, 2017, Mr. Smith beneficially owned 17,195 Shares representing RSUs that have vested. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 534,661 Shares owned by Starboard V&O Fund, (ii) 119,844 Shares owned by Starboard S LLC, (iii) 97,846 Shares owned by Starboard C LP and (iv) 187,521 Shares held in the Starboard Value LP Account.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 17,195
2. Shared power to vote or direct vote: 939,872
3. Sole power to dispose or direct the disposition: 17,195
4. Shared power to dispose or direct the disposition: 939,872

(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days. Other than the Notes having matured (as defined and described in Item 6 below), each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Value LP through the Starboard Value LP Account have not transacted in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of November 15, 2017, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

____________________

* See Mr. Smith’s cover page to this Amendment No. 9 for details regarding his ownership of RSUs of the Issuer that have vested.

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CUSIP NO. 747906501

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously reported in the Schedule 13D and amendments thereto, the Reporting Persons purchased an aggregate of $35,550,000 principal amount of 4.50% percent convertible senior notes due November 2017 (the “Notes”). The Notes were convertible at the Reporting Persons’ option at any time prior to the close of business on the business day immediately preceding November 15, 2017. The Reporting Persons did not convert the Notes prior to the maturity date and accordingly, as of November 15, 2017, the Notes matured and the Reporting Persons no longer beneficially own the Shares underlying the Notes.

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CUSIP NO. 747906501

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2017

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

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